STUBBS, ALDERTON & MARKILES, LLP           JOHN MCILVERY
           LETTERHEAD                      Partner
                                           Direct Voice 818.444.4502
                                           Direct Fax   818.474.8602
                                           E-Mail       jmcilvery@biztechlaw.com


December 6, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         RE:      TAG-IT PACIFIC, INC.
                  RESPONSES  TO STAFF  COMMENTS OF NOVEMBER 8, 2005 WITH RESPECT
                  TO:

                  ITEM 4.01 FORM 8-K FILED NOVEMBER 7, 2005
                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 1-13669

Ladies and Gentlemen:

         On behalf of Tag-It Pacific, Inc.(the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated November 8, 2005 (the "COMMENT LETTER"). In addition, we have enclosed copies of (i) the amendment on Form 8-K/A filed on November 29, 2005 (the "FORM 8-K/A"), which amends the Company's Current Report on Form 8-K filed on November 7, 2005, and
(ii) Amendment No. 1 on Form 10-K/A (the "FORM 10-K/A") to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, which is being filed along with this letter.

         The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM 8-K

1. WE NOTE THAT YOUR AUDITORS WILL RESIGN AT A FUTURE DATE. PLEASE FILE AN AMENDMENT TO THIS FORM 8-K WHEN BDO HAS COMPLETED ALL WORK AS YOUR PRINCIPAL ACCOUNTANT. WE WOULD EXPECT YOU TO DISCLOSE THAT THERE WERE NO DISAGREEMENTS THROUGH NOVEMBER 1, 2005, AND THAT THERE ARE STILL NO DISAGREEMENTS THROUGH BDO'S LAST DAY AS YOUR PRINCIPAL ACCOUNTANT, IF TRUE. YOUR EXISTING DISCLOSURE IN THE SECOND PARAGRAPH SIMPLY SAYS THAT THERE WERE NO DISAGREEMENTS IN THE SUBSEQUENT INTERIM PERIOD. WE BELIEVE YOU SHOULD


          15821 Ventura Boulevard, Suite 525, Encino, California 91436
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Securities and Exchange Commission
December 6, 2005
Page 2


         REVISE THAT DISCLOSURE TO DEFINE WHEN THAT SUBSEQUENT INTERIM PERIOD ENDS. PLEASE REVISE AS NECESSARY.


         The Company has revised the disclosure in the Form 8-K/A to confirm that BDO's resignation was effective November 22, 2005 and to specify that there were no disagreements through that date.

2.       WE NOTE THAT YOU HAVE NOT YET SELECTED NEW AUDITORS.  PLEASE FILE A NEW
         ITEM 4.01 FORM 8-K WHEN YOU ENGAGE NEW AUDITORS.

         The Company acknowledges the Staff's comment.

3. SUPPLEMENTALLY, PLEASE PROVIDE US WITH ANY LETTER OR WRITTEN COMMUNICATION TO AND FROM BDO REGARDING THE SIGNIFICANT DEFICIENCIES THAT CONSTITUTED A MATERIAL WEAKNESS AS DISCLOSED IN THE FILING. IF THEY DID NOT ADVISE YOU OF THE DEFICIENCIES IN WRITING, PLEASE TELL US HOW THIS INFORMATION WAS COMMUNICATED TO YOU.

          BDO Seidman, LLP, did not provide the Company with a letter or other written communication regarding the significant deficiencies that constituted a material weakness as disclosed in the Company's filing. These disclosures were provided orally to the Company's Audit Committee of the Board of Directors and the full Board of Directors, as described below.

         BDO Seidman, LLP, advised the Company at a meeting of the Audit Committee of the Board of Directors held on March 30, 2005 and also at a meeting of the Board of Directors held on March 30, 2005, that additional disclosures regarding material weaknesses related to the inventory held in a third party warehouse and post closing adjustments were required in the Company's Form 10-K for the year ended December 31, 2004.

         BDO Seidman, LLP, advised the Company at a meeting of the Audit Committee of the Board of Directors, held on May 12, 2005 to discuss its review of the Company's first quarter results, that there were no material weaknesses for the quarter ended March 31, 2005.

         BDO Seidman, LLP advised the Company at a meeting of the Audit Committee of the Board of Directors, held on August 19, 2005 to discuss its review of the Company's second quarter results, that there were significant post closing adjustments related to the allowance for doubtful accounts, reserve for inventory obsolescence, and deferred tax asset that suggest a material weakness in the Company's closing process for the quarter ended June 30, 2005.

Securities and Exchange Commission
December 6, 2005
Page 3


         BDO Seidman, LLP advised the Company at a meeting of the Audit Committee of the Board of Directors, held on November 21, 2005 to discuss its review of the Company's third quarter results. BDO identified these issues in its presentation to the Audit Committee, which stated that there were a "significant number of post closing entries recorded indicating material weaknesses in the Company's closing process similar to those cited at both December 31, 2004 and June 30, 2005."

4. TO THE EXTENT NOT ALREADY DISCLOSED IN YOUR FORM 8-K AND FORM 10-K, PLEASE TELL US IN REASONABLE DETAIL, THE NATURE OF EACH MATERIAL WEAKNESS AND THE AMOUNTS INVOLVED, IF ANY. ALSO TELL US:

         o IN WHAT PERIOD EACH MATERIAL WEAKNESS AND ACCOUNTING ERROR OR MISAPPLICATION OF GAAP OCCURRED;

         o        THE AMOUNT OF ANY ACCOUNTING ERROR OR MISAPPLICATION OF GAAP;

         o        THE REASON(S) FOR EACH ERROR OR MISAPPLICATION OF ACCOUNTING;

         o WHETHER OR NOT YOU INTEND TO RESTATE ANY PRIOR PERIOD FOR ANY ADJUSTMENTS. IF NOT, TELL US WHY NOT; AND

         o IN DETAIL, ALL STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH CONCERN.

          As reported in the Company's Form 8-K filed on November 7, 2005, the Company's Quarterly Reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005 and the Company's Annual Report on Form 10-K for the year ended December 31, 2004, the Company had the following material weaknesses:

         o A material weakness related to the physical controls over approximately $1.0 million of the Company's inventory located in a third party warehouse which was included in the Company's financial statements for the year ended December 31, 2004. This weakness was identified by the Company's management in connection with their year-end physical inventory count. The Company believes this deficiency was limited to the third party warehouse at which the inventory was located. The third party warehouse, without the Company's knowledge or consent, moved the inventory to different locations within their warehouse facility. Therefore, the locations shown in the Company's detailed inventory records did not match with the actual locations of the physical inventory, causing difficulty in locating the inventory during the physical count. The inventory was verified and counted and it was determined that all inventory items were present and no write off was required. By working with the third party warehouse, the Company was able

Securities and Exchange Commission
December 6, 2005
Page 4


                  to agree upon improvements to the warehouse's procedures for protecting the Company's inventory in their storage space. The Company has decided to move its inventory to another third party warehouse that the Company believes has better controls, systems and procedures in place.

         o A material weakness related to recording post-closing adjustments in the Company's financial statements for the year ended December 31, 2004 related to the allowance for doubtful accounts and the deferred tax asset, which weakness was identified by BDO Seidman in connection with their year-end audit of the Company's financial statements. The allowance for doubtful accounts was increased by $5.0 million and the deferred tax asset was decreased by $1.8 million. Both of these adjustments were recorded in the fourth quarter of 2004. To address the material weakness related to the allowance for doubtful accounts, the Company continues to monitor its accounts receivables, its credit approval process and its collection history to eliminate the material weakness related to the allowance for doubtful accounts. To address the material weakness related to the deferred tax asset, the Company revised its valuation approach to more accurately reflect its most recent performance and the changes occurring in its marketplace resulting in an improved forecast for determining the probability of realizing any deferred tax asset.

         o A material weakness related to post-closing adjustments for the Company's financial statements for the quarter ended June 30, 2005 related to the allowance for doubtful accounts, the reserve for inventory obsolescence and the deferred tax asset, which weakness was identified by BDO Seidman in connection with their review of the Company's financial statements for the second quarter. The allowance for doubtful accounts was increased by $6,372,000, the reserve for inventory obsolescence was increased by $1,550,000, and the deferred tax asset was decreased by $1,000,000. These three adjustments were recorded in the second quarter. The steps taken to correct the material weaknesses related to the allowance for doubtful accounts and the deferred tax asset consist of better application of the corrective actions taken to mitigate these same concerns that were identified by BDO during their year-end  audit.  The  steps  taken to  correct  the  material weakness related to reserves for inventory obsolescence include implementing a more detailed approach to the Company's inventory review process.

         o A material weakness related to post-closing adjustments in the Company's financial statements for the quarterly period ended September 30, 2005, primarily related to the impairment of goodwill, the collectabilitiy of a tax refund and the collectability of a claim against a supplier.

Securities and Exchange Commission
December 6, 2005
Page 5


         None of the material weaknesses listed above involved an accounting error or a misapplication of GAAP.

         The Company does not intend to restate any prior periods for any adjustments, because all the appropriate adjustments were recorded in the periods in which they occurred.

5. PLEASE PROVIDE US WITH A SCHEDULE OF YOUR 2004 FISCAL YEAR END FOURTH QUARTER ADJUSTMENTS TO CLOSE THE BOOKS, OR ADJUSTMENTS RECORDED IN CONNECTION WITH OR AS A RESULT OF THE AUDIT. CLEARLY EXPLAIN THE REASON FOR EACH ADJUSTMENT. FOR EACH ADJUSTMENT, SHOW US THE IMPACT ON PRE-TAX NET LOSS. QUANTIFY THE NET EFFECT OF ALL ADJUSTMENTS ON PRE-TAX NET INCOME (LOSS). ALSO, TELL US WHY NONE OF THE ADJUSTMENTS RELATE TO A PRIOR PERIOD. EXPLAIN IN DETAIL WHY YOU BELIEVE THE TIMING OF EACH ADJUSTMENT IS APPROPRIATE.

          The Company recorded fourth quarter 2004 post-closing adjustments related to the allowance for doubtful accounts and deferred tax asset in its financial statements for the year ended December 31, 2004.

         With respect to the post-closing adjustment related to the allowance for doubtful accounts, the Company's allowance for doubtful accounts at December 31, 2004 includes a reserve of $5.0 million recorded in the fourth quarter of 2004 based upon management's best estimate of the collectability of accounts receivable primarily related to two customers. The Company had been in discussions with these two customers and based upon these discussions, its past relationship with these two customers and their payment history, the Company used its best judgment to estimate the allowance for doubtful accounts as of December 31, 2004. During the period of time between the closing of the Company's books and the conclusion of the audit, the Company's management obtained additional information on the collectability of accounts receivable related primarily to two customers and determined to change its estimate of the allowance for doubtful accounts. This adjustment was disclosed in the Company's Results of Operations in the Company's Form 10-K for the year ended December 31, 2004. This adjustment increased the Company's pre-tax loss by $5,000,000 for the fourth quarter and year ended December 31, 2004.

         With respect to the post-closing adjustment related to the deferred tax asset, after the Company's initial review, management concluded that it could support its net deferred tax asset, based on available net operation loss carryforwards and other factors. The Company reviewed and analyzed both the positive and negative factors that could affect the realization of its deferred tax asset. Upon further review with BDO Seidman, it was concluded that certain of the Company's assumptions should be revised downward and the planning horizon shortened. When these new criteria were incorporated into the

Securities and Exchange Commission
December 6, 2005
Page 6


analysis, the Company recorded a post closing adjustment on April 5, 2005, reducing the net deferred tax asset by $1.8 million to $1.0 million at December 31, 2004. During the fiscal year 2004, the Company believed that it was more probable then not that it would be able to realize its recorded net deferred tax asset, which consisted primarily of net operating loss carryforwards. It was only after the Company's year-end audit and the passage of time that it concluded that conditions had changed and that it needed to reduce its net deferred tax asset. This decrease in the net deferred tax asset was disclosed in the Company's Results of Operations in its Form 10-K for the year ended December 31, 2004. This adjustment did not have an impact on the Company's pre-tax loss for the fourth quarter or year ended December 31, 2004.

         The Company also recorded significant adjustments for the fourth quarter of fiscal 2004 discussed below:

         Following negotiations with United Apparel Ventures ("UAV") and its affiliate, Tarrant Apparel Group, a former major customer of the Company, management determined that a significant portion of the obligations due from this customer, primarily related to accounts receivable and inventories, was uncollectible. As a result, the Company wrote-off a net of $4.3 million of obligations due from this customer, with a remaining receivable balance due from UAV of $4.5 million. Included in general and administrative expenses for the year ended December 31, 2004 are $4,289,000 of expenses related to the write-off of obligations due from UAV and Tarrant. This expense was disclosed in the Company's Results of Operations in its Form 10-K for the year ended December 31, 2004 and increased the Company's pre-tax loss by $4,289,000. UAV agreed to pay the $4.5 million receivable balance over a nine-month period beginning May 2005.

         Prior to the write-offs recorded in the fourth quarter of fiscal year 2004, the Company had been in negotiations with Tarrant and UAV to resolve the outstanding obligations. These negotiations had been on-going for over a year. At December 31, 2003, the Company recorded a reserve against accounts receivable due from Tarrant/UAV of $1.45 million and a reserve against inventory of $2.0 million. These reserves were estimated by management based on the negotiations with Tarrant/UAV at that time.

         Included in the Company's Form 10-Q for the third quarter of 2004, were the following statements: "...We are currently in negotiations with the management of Tarrant Apparel Group to resolve its outstanding accounts receivable position. We believe we can come to an agreement and have recorded a reserve against outstanding accounts receivable based on these negotiations. If Tarrant does not execute against its commitments, we will be required to record a write-down of all or a portion of the outstanding receivables due from Tarrant."

Securities and Exchange Commission
December 6, 2005
Page 7


         Effective December 31, 2004, the Company was able to reach a settlement amount of $4.5 million and all obligations in excess of this amount were written-off at that time.

         In the fourth quarter of 2004, the Company increased its inventory reserve by $2.7 million to reflect management's best estimate of the net realizable value of certain inventories. The Company's estimate of the net realizable value of these reserve items was based on factors that arose in the fourth quarter of 2004, including a restructuring of its customer base and product offerings. This adjustment increased pre-tax loss by $2.7 million for the fourth quarter and year ended December 31, 2004.

         The effects of the Company's post-closing and other significant fourth quarter 2004 adjustments are summarized as follows:


YEAR ENDED DECEMBER 31, 2004:
-----------------------------

Net loss before income taxes (before adjustments) ............     $ (3,342,318)

Effect of increase in allowance for doubtful accounts ........     $ (5,000,000)

Effect of decrease in deferred tax asset .....................     $       --

Effect of write-off of inventory and receivables
   from a former major customer ..............................     $ (4,289,436)

Effect of inventory write-downs ..............................     $ (2,700,000)
                                                                   ------------

         Total adjustments ...................................     $(11,989,436)
                                                                   ------------

Net loss before income taxes (as reported) ...................     $(15,331,754)
                                                                   ------------


FOURTH QUARTER ENDED DECEMBER 31, 2004:
---------------------------------------

Net loss before income taxes (before adjustments) ............     $ (3,083,674)

Effect of increase in allowance for doubtful accounts ........     $ (5,000,000)

Effect of decrease in deferred tax asset .....................     $       --

Effect of write-off of inventory and receivables
   from a former major customer ..............................     $ (4,289,436)

Securities and Exchange Commission
December 6, 2005
Page 8


Effect of inventory write-downs ..............................     $ (2,700,000)
                                                                   ------------

         Total adjustments ...................................     $(11,989,436)
                                                                   ------------

Net loss before income taxes (as reported) ...................     $(15,073,110)
                                                                   ------------

FORM 10-K

6. WE NOTE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE "WITH THE EXCEPTIONS NOTED ABOVE." IT IS NOT APPROPRIATE TO INDICATE YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE SUBJECT TO CERTAIN LIMITATIONS. PLEASE AMEND YOUR FORM 10-K TO DELETE THE QUALIFICATION WITH RESPECT TO YOUR DISCLOSURE CONTROLS AND PROCEDURES AND CLEARLY STATE WHETHER OR NOT THEY ARE EFFECTIVE. ALSO, IF APPLICABLE, DISCLOSE THE REASONS WHY THE DISCLOSURE CONTROLS AND PROCEDURES ARE INEFFECTIVE.

          The Company has revised the Item 9A disclosure in the Form 10-K/A in response to the Staff's comments. The disclosure has been revised to indicate that the chief executive officer and chief financial officer determined that the Company's disclosure controls and procedures were not effective, for the reasons noted in Item 9A.

FORMS 10-Q

7.       YOUR FORMS 10-Q FOR BOTH THE FIRST AND SECOND  QUARTERS  OF 2005 REPORT
         THAT THERE WERE NO MATERIAL CHANGES IN YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING. PLEASE TELL US WHY YOU BELIEVE THIS IS APPROPRIATE IN VIEW OF THE MATERIAL WEAKNESSES DISCLOSED AND THE CHANGES IN MANAGEMENT'S EVALUATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES BETWEEN DECEMBER 31, 2004 AND EACH QUARTER END IN 2005.

         We note that the Company's Form 10-Q for the quarter ended March 31, 2005, states under Item 4 the following:

              "There were no significant changes in our internal controls over financial reporting that occurred during the first quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, OTHER THAN THE CHANGES WE IMPLEMENTED AS DISCUSSED ABOVE TO ADDRESS THE MATERIAL WEAKNESSES."

Securities and Exchange Commission
December 6, 2005
Page 9


         In Item 4, immediately preceding the above paragraph, the Company's first quarter Form 10-Q includes a description of the previously disclosed material weaknesses and the actions taken by the Company to address these weaknesses. Other than those remedial actions described in the Form 10-Q for the quarter ended March 31, 2005, there were no other changes in internal controls over financial reporting in the periods covered by the Forms 10-Q that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. As a result, the Company respectfully asserts that no further disclosures are required in the Forms 10-Q.

                                      * * *

         In addition to the foregoing, attached to this response letter is a letter from the Company stating the Company's acknowledgement of the matters requested on Page 3 of the Comment Letter.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                              Sincerely,


                                              /s/ John J. McIlvery
                                              -------------------------
                                              John J. McIlvery



cc:      Stephen Forte
         August DeLuca

                              TAG-IT PACIFIC, INC.
                         21900 BURBANK BLVD., SUITE 270
                        WOODLAND HILLS, CALIFORNIA 91367

                                December 6, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561

         RE:      TAG-IT PACIFIC, INC.
                  RESPONSES  TO STAFF  COMMENTS OF NOVEMBER 8, 2005 WITH RESPECT
                  TO:

                  ITEM 4.01 FORM 8-K FILED NOVEMBER 7, 2005
                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 1-13669

Ladies and Gentlemen:

         This letter is provided by Tag-It Pacific, Inc. (the "Company") in response to the comment letter from the Staff of the Securities Exchange Commission dated November 8, 2005 with respect the filing listed above. The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              Very truly yours,

                                              TAG-IT PACIFIC, INC.

                                              By:   /S/ AUGUST DELUCA
                                                    ----------------------------
                                                        August DeLuca
                                                        Chief Financial Officer